UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF no. 90.400.888/0001-42

NIRE 35.300.332.067

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (“Company”), are hereby invited, pursuant to article 124 of Law No. 6.404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on November 1, 2013, at 4 p.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, No. 2.235, 1st mezzanine – District of Vila Olímpia, to resolve on the following Agenda:

(i)        Proposal for the Company’s capital decrease by six billion Brazilian reais (R$6,000,000,000.00), from sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$62,828,201,614.21) to fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$56,828,201,614.21), without decreasing the number of shares and, moreover, keeping the percentage of ownership interest held by shareholders in the Company’s share capital unchanged, with subsequent amendment to the main section of Article 5 of the Bylaws;

(ii)       Proposal for amendment to item XIII of article 17 of the Company’s bylaws, so as to confer upon the Board of Directors the authority to resolve on the issuance, within the limit of authorized capital, of credit securities and other convertible instruments, in conformity with Law No. 12.838 of July 9, 2013 and CMN Resolution No. 4192 of March 1, 2013; and

(iii)      To approve (a) the conduction of Mr. Celso Clemente Giacometti to the position of President of the Company’s Board of Directors; (b) the conduction of Mr. Jesús Maria Zabalza Lotina to the position of Vice-President of the Company’s Board of Directors and (c) to confirm the composition of the Company’s Board of Directors.

General Instructions:

1. Pursuant to Brazilian Securities & Exchange Commission (“CVM”) Instruction # 165/91, as amended by CVM  Instruction # 282/98, the minimum percentage of voting shares necessary to request the multiple voting process in order to elect members of the Board of Directors is five per cent (5%);

2. The Company´s shareholders or their legal representatives shall attend the ESM with their respective identification documents. In the event the Company´s shareholders is represented by an attorney, the Company´s shareholders shall deposit at the Company´s main place of business (address indicated below), at least seventy two (72) hours before the ESM the power of attorney duly granted as required by; and

3. The documents relating to the matters to be examined and discussed in the ESM are available to the shareholders (i) at the Company´s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 - Bloco A - Vila Olímpia – São Paulo – SP, 9th floor – Corporate Legal Department, where they can be consulted in business days, from 10:00 a.m. to 4:00 p.m., and also on its websites(www.ri.santander.com.br in Corporate Governance >> Minutes o Management Meetingsand www.santander.com.br/acionistas and  www.santander.com.br/acionistas at Download Center); (ii) at the Brazilian Securities & Exchange Commission (CVM), at Rua Sete de Setembro, 111, 5ofloor Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 340, 2oto 4ofloors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275 – São Paulo/SP and on its website (www.bovespa.com.br).

São Paulo, September 30, 2013

Celso Clemente Giacometti

CHAIRMAN OF THE BOARD OF DIRECTORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 30, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer